# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PG&E CORP, CIK 0001004980
CUSIP: 69331C108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 Lakeside Drive, Oakland, United States (X1), 94612
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000912938-25-000036
Filed by CIK 0000912938

## Reporting persons
- Massachusetts Financial Services Company: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 100,121,703; shared voting power 0; sole dispositive power 103,909,322; shared dispositive power 0; aggregate amount beneficially owned 103,909,322 (4.7% of the class)

## Item 1. Issuer
Name of issuer: PG&E CORP
Address of issuer's principal executive offices: 300 Lakeside Drive, Oakland, CA 94612

## Item 2. Person Filing
Name of person filing: Massachusetts Financial Services Company
Address of principal business office or, if none, residence: 111 Huntington Avenue, Boston, MA 02199
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 103,909,322 shares of Common Stock (consisting of the sum of Common Stock, PG&E CORP 4.250 DEC 01 27 Convertible Bonds and PG&E CORP Convertible Preferred Convertible Preferreds on an as-converted basis to shares of Common Stock)
Percent of class: 4.7
Sole power to vote or to direct the vote: 100,121,703
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 103,909,322
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Massachusetts Financial Services Company: Deepu Pylee, Compliance Director (07/29/2026)